Exhibit 99.3

Telephone: (416) 869-0772 Fax: (416) 367-3638 E-mail: strathcona@strathmin.ca

Strathcona Mineral Services Limited 12th Floor, 20 Toronto Street, Toronto, Ontario Canada M5C 2B8

TO:
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Securities Commission Newfoundland and Labrador, Securities Division
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Department of Government Services and Land Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission (Securities Division)

AND TO:	MAG Silver Corporation

Dear Sirs and Mesdames:

Re: Consent of Qualified Person

I, Henrik Thalenhorst, P.Geo., do hereby consent to the public filing of the report titled “Mineral Resource Estimate, Minera Juanicipio, S.A. de C.V., Zacatecas, Mexico” (the Technical Report), prepared for Minera Juanicipio and dated November 11, 2011, and extracts from, or the summary of, the Technical Report in the press release of MAG Silver Corp. dated November 10, 2011 (the Press Release). I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

Dated this 5th day of December, 2011

_________________________

Henrik Thalenhorst, P. Geo.